UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

S1 Corporation
(Name of Subject Company)

S1 Corporation
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78463B101
(CUSIP Number of Class of Securities)

Gregory D. Orenstein, Esq.
Senior Vice President, Chief Legal Officer and Secretary
705 Westech Drive
Norcross, Georgia 30092
(404) 923-3500
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

Stuart G. Stein, Esq.
Daniel Keating, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-8575

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
EXHIBIT INDEX
ACI DESIGNEES
CERTAIN INFORMATION REGARDING S1
LITIGATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
BOARD OF DIRECTORS AND CORPORATE GOVERNANCE
COMPENSATION COMMITTEE REPORT
COMPENSATION DISCUSSION AND ANALYSIS
EXECUTIVE COMPENSATION TABLES
TRANSACTIONS WITH MANAGEMENT AND RELATED PARTIES
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Introduction

This Amendment No. 3 (this “Amendment”), amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by S1 Corporation, a Delaware corporation (“S1” or the “Company”), on September 13, 2011, as amended by that certain Amendment No. 1 filed with the SEC on September 16, 2011 (“Amendment No. 1”) and as amended and restated in its entirety by that certain Amendment No. 2 filed with the SEC on October 13, 2011 (“Amendment No. 2” and, together with the Original Schedule 14D-9 and Amendment No. 1, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the exchange offer by Antelope Investment Co. LLC, a Delaware limited liability company (“Antelope”) and wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase each outstanding share of S1 common stock for, at an S1 stockholder’s election, 0.3148 shares of ACI common stock or $10.00 in cash (less applicable withholding taxes and without interest), subject to certain proration procedures, set forth in the Prospectus/Offer to Exchange, dated October 13, 2011, which forms a part of ACI’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557) filed with the SEC on October 13, 2011 and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to Amendment No. 6 to ACI’s Schedule TO (the “Schedule TO”) under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed on October 13, 2011. The Schedule TO was originally filed on August 30, 2011 and the original Prospectus/Offer to Exchange, dated August 30, 2011, was filed with the SEC as Exhibit (a)(1)(A) to the Tender Offer Statement under Section 14(d)(1) of the Exchange Act, and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO, set forth the terms of ACI’s and Antelope’s original exchange offer.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

This Amendment is being filed to provide S1 stockholders with the information set forth in the Information Statement (“Information Statement”) attached hereto as Annex III in connection with the possible designation by Antelope, pursuant to the terms of the Transaction Agreement and assuming the satisfactory completion of the Amended Exchange Offer, of certain persons to the Company’s board of directors other than at a meeting of S1’s stockholders. Such persons, if designated, will constitute a majority of the Company’s board of directors. For a discussion of the designation of persons by Antelope to the Company’s board of directors, please see the disclosure contained under “Representation on S1’s Board of Directors” in Item 3 of Amendment No. 2.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by adding the following text:

“(k) Information Statement.  The Information Statement attached as Annex III is being furnished in connection with the possible designation by Antelope, pursuant to the terms of the Transaction Agreement and assuming the satisfactory completion of the Amended Exchange Offer, of certain persons to the Company’s board of directors other than at a meeting of S1’s stockholders. Such persons, if designated, will constitute a majority of the Company’s board of directors.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit
No.	Description

(a)(24)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex III).*

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

S1 Corporation

By:	/s/ Paul M. Parrish
Name:     Paul M. Parrish

Title:	Chief Financial Officer

Dated: October 18, 2011

EXHIBIT INDEX

Exhibit
No.	Description

(a)(24)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex III).*

*	Filed herewith

Annex III

S1 Corporation
705 Westech Drive
Norcross, Georgia 30092

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being mailed on or about October 18, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by S1 Corporation, a Delaware corporation (“S1”, “we”, “us” or the “Company”), on September 13, 2011, as amended by that certain Amendment No. 1 filed with the SEC on September 16, 2011 (“Amendment No. 1”) and as amended and restated in its entirety by that certain Amendment No. 2 filed with the SEC on October 13, 2011 (“Amendment No. 2” and, together with the Original Schedule 14D-9 and Amendment No. 1, the “Schedule 14D-9”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

The Information Statement relates to the exchange offer by Antelope Investment Co. LLC, a Delaware limited liability company (“Antelope”) and wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase each outstanding share of S1 common stock, par value $0.01 per share (the “Common Stock”) for, at an S1 stockholder’s election, 0.3148 shares of ACI common stock, par value $0.005 per share, or $10.00 in cash (less applicable withholding taxes and without interest), subject to certain proration procedures set forth in the Prospectus/Offer to Exchange, dated October 13, 2011 (the “Prospectus/Offer to Exchange”), which forms a part of ACI’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557), filed with the SEC on October 13, 2011, and the related Letter of Election and Transmittal (the “Letter of Transmittal”), filed with the SEC as Exhibit (a)(1)(B) to Amendment No. 6 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed by ACI on October 13, 2011. The Schedule TO was filed on August 30, 2011 and was subsequently amended by Amendment No. 1 thereto filed with the SEC on September 7, 2011, Amendment No. 2 thereto filed with the SEC on September 15, 2011, Amendment No. 3 thereto filed with the SEC on September 21, 2011, Amendment No. 4 thereto filed with the SEC on September 28, 2011, Amendment No. 5 thereto filed with the SEC on October 3, 2011 and Amendment No. 6 thereto filed with the SEC on October 13, 2011 (together, the “Amended Exchange Offer”). The original Prospectus/Offer to Exchange, dated August 30, 2011, filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO under Section 14(d)(1) of the Exchange Act, and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO, set forth the terms of ACI’s and Antelope’s original exchange offer.

The Amended Exchange Offer is being made in accordance with the terms of that certain Transaction Agreement, dated as of October 3, 2011, among S1, ACI and Antelope (the “Transaction Agreement”). The Amended Exchange Offer will expire at 5:00 p.m., Eastern Time, on Monday, October 31, 2011, unless otherwise extended in accordance with the Transaction Agreement’s terms (the “expiration time”). Promptly after the expiration time, if all conditions to the Amended Exchange Offer have been satisfied or waived, Antelope will purchase all shares of our Common Stock validly tendered pursuant to the Amended Exchange Offer and not validly withdrawn. The Transaction Agreement provides, among other things, that following completion of the Amended Exchange Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Transaction Agreement, including, if required, a vote of S1’s stockholders with respect to the adoption of the Transaction Agreement, Antelope will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of ACI; alternatively, the parties may agree to effect ACI’s acquisition of the Company through the merger of the Company with and into Antelope, with Antelope surviving as a wholly owned subsidiary of ACI (collectively, the “Merger”). Copies of the Prospectus/Offer to Exchange and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to S1 stockholders and are filed as exhibits to the Schedule 14D-9. The Amended Exchange Offer and the Transaction Agreement are more fully described in Amendment No. 2.

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You are receiving this Information Statement in connection with the possible designation of certain persons by Antelope to at least the majority of seats on the Company’s board of directors. Such designation would be made pursuant to the Transaction Agreement and assuming the satisfactory completion of the Amended Exchange Offer.

This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex III. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. HOWEVER, YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

The information contained herein concerning ACI, Antelope and the ACI designees has been furnished to the Company by ACI, and the Company assumes no responsibility for the accuracy or completeness of such information.

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ACI DESIGNEES

The Transaction Agreement provides that, upon the payment by Antelope for Common Stock tendered pursuant to the Amended Exchange Offer representing at least a majority of the outstanding Common Stock on a fully diluted basis, Antelope will be entitled to designate such number of directors, rounded up to the next whole number, on the Company’s board of directors as is equal to the product of (1) the total number of directors on the Company’s board of directors (after giving effect to any increase in the number of directors described in this paragraph) and (2) the percentage that such number of Common Stock so purchased bears to the total number of then-outstanding Common Stock on a fully-diluted basis. The Company will, upon request by Antelope, promptly increase the size of the Company’s board of directors or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Antelope with such level of representation and will use commercially reasonable efforts to cause Antelope’s designees to be so elected or appointed. The Company will use commercially reasonable efforts to cause each committee of the Company’s board of directors to include persons designated by Antelope constituting the same percentage of each such committee as Antelope’s designees constitute on the Company’s board of directors. Prior to the effective time of the Merger, the Company’s board of directors will have at least three members who were directors as the date of the Transaction Agreement, who are independent directors for purposes of the continued listing requirements of the NASDAQ Global Select Market and who are eligible to serve on the Company’s audit committee.

ACI has informed S1 that it will choose its designees to the S1 board of directors from the executive officers of ACI listed below. ACI has informed S1 that each of the executive officers of ACI listed below who may be chosen has consented to act as a director of ACI, if so designated.

None of the executive officers of ACI listed below (i) is currently a director of, or holds any position with, S1, or (ii) has a familial relationship with any directors or executive officers of S1. S1 has been advised that, to the best knowledge of ACI and Antelope, except as disclosed in the Prospectus/Offer to Exchange, none of the executive officers of ACI listed below beneficially owns any equity securities (or rights to acquire such equity securities) of S1 and none has been involved in any transactions with S1 or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

None of the executive officers of ACI listed below has, during the last ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Name of Designee	Age	Present Principal Occupation and Five-Year Employment History

Philip G. Heasley	62	Mr. Heasley has been a director and President and Chief Executive Officer of ACI since March 2005. Mr. Heasley has a comprehensive background in payment systems and financial services. From October 2003 to March 2005, Mr. Heasley served as Chairman and Chief Executive Officer of PayPower LLC, an acquisition and consulting firm specializing in financial services and payment services. Mr. Heasley served as Chairman and Chief Executive Officer of First USA Bank from October 2000 to November 2003. Prior to joining First USA Bank, from 1987 until 2000, Mr. Heasley served in various capacities for U.S. Bancorp, including Executive Vice President, and President and Chief Operating Officer. Before joining U.S. Bancorp, Mr. Heasley spent 13 years at Citicorp, including three years as President and Chief Operating Officer of Diners Club, Inc. Mr. Heasley is also a director of Tier Technologies, Inc. (NASDAQ: TIER), a provider of electronic payment biller-direct solutions, and Lender Processing Services, Inc. (NYSE: LPS), a provider of mortgage processing services, settlement services, mortgage performance analytics and default solutions. Mr. Heasley also serves on the National Infrastructure Advisory Board.

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Name of Designee	Age	Present Principal Occupation and Five-Year Employment History

Scott W. Behrens	40	Mr. Behrens serves as Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI. Mr. Behrens joined ACI in June 2007 as Corporate Controller and Chief Accounting Officer. Mr. Behrens was appointed Chief Financial Officer of ACI in December 2008. Prior to joining ACI, Mr. Behrens served as Senior Vice President, Corporate Controller and Chief Accounting Officer at SITEL Corporation from January 2005 to June 2007. He also served as Vice President of Financial Reporting at SITEL Corporation from April 2003 to January 2005. From 1993 to 2003, Mr. Behrens was with Deloitte & Touche, LLP, including two years as a Senior Audit Manager. Mr. Behrens holds a Bachelor of Science (Honors) from the University of Nebraska — Lincoln.
Dennis P. Byrnes	47	Mr. Byrnes serves as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI. Mr. Byrnes joined ACI in June 2003. Prior to that Mr. Byrnes served as an attorney in Bank One Corporation’s technology group from 2002 to 2003. From 1996 to 2002 Mr. Byrnes was an executive officer at Sterling Commerce, Inc., an electronic commerce software and services company, serving as that company’s general counsel from 2000. From 1991 to 1996 Mr. Byrnes was an attorney with Baker Hostetler, a national law firm with over 600 attorneys. Mr. Byrnes holds a JD (cum laude) from The Ohio State University College of Law, a Master of Business Administration from Xavier University and a Bachelor of Science in engineering (magna cum laude) from Case Western Reserve University.
Charles H. Linberg	53	Mr. Linberg serves as Vice President and Chief Technology Officer of ACI. In this capacity he is responsible for the architectural direction of ACI products including the formation of platform, middleware and integration strategies. Mr. Linberg joined ACI in 1988 and has served in various technical management roles including Vice President of Payment Systems, Vice President of Architecture and Technology, Vice President of BASE24 Development and Vice President of Network Systems. Prior to joining ACI, Mr. Linberg was Vice President of Research and Development at XRT, Inc., where he led the development of XRT’s proprietary fault-tolerant LAN/WAN communications middleware, relational database and 4GL products. Mr. Linberg holds a Bachelor of Science in Business Administration from the University of Delaware.
Craig A. Maki	45	Mr. Maki serves as Senior Vice President, Treasurer and Chief Corporate Development Officer of ACI. Mr. Maki joined ACI in June 2006. Mr. Maki was appointed Treasurer in January 2008. Prior to joining ACI, Mr. Maki served as Senior Vice President for Stephens, Inc. from 1999 through 2006. From 1994 to 1999, Mr. Maki was a Director in the Corporate Finance group at Arthur Andersen and from 1991 to 1994, he was a Senior Consultant at Andersen Consulting. Mr. Maki graduated from the University of Wyoming and received his Master of Business Administration from the University of Denver.
David N. Morem	54	Mr. Morem joined ACI in June 2005 and serves as Senior Vice President, Global Business Operations. Prior to his appointment as Senior Vice President, Global Business Operations in January 2008, Mr. Morem served as Chief Administrative Officer of ACI. Prior to joining ACI, Mr. Morem held executive positions at GE Home Loans, Bank One Card Services and U.S. Bank. Mr. Morem brings more than 25 years of experience in process management, finance, credit operations, credit policy and change management. Mr. Morem holds a B.A. degree from the University of Minnesota and a Master of Business Administration from the University of St. Thomas.

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Name of Designee	Age	Present Principal Occupation and Five-Year Employment History

Bryan A. Peterson	49	Mr. Peterson serves as Vice President, Corporate Tax and Assistant Treasurer of ACI. Mr. Peterson joined ACI in April 2007. Prior to joining ACI, Mr. Peterson served as Senior Vice President, Corporate Tax and Insurance for SITEL Corporation from 2004 through 2007. From 1989 to 2004, Mr. Peterson served in numerous tax related positions with Schlumberger Limited. Mr. Peterson holds a B.A. degree from Texas Tech University.
Stuart Rhodes	28	Mr. Rhodes joined ACI in August 2007 working in Corporate Development. Prior to joining ACI, Mr. Rhodes was an Analyst in the Technology and Services Investment Banking Group at Wachovia Securities (now Wells Fargo Securities) for two years. Prior to Wachovia Securities, Mr. Rhodes graduated from Sewanee: University of the South with a Bachelor of Arts in Economics.

It is expected that ACI’s designees may assume office at any time following the payment by Antelope for S1 shares of Common Stock pursuant to the Amended Exchange Offer, and that, upon assuming office, ACI’s designees will thereafter constitute at least a majority of the S1 board of directors. It is currently not known which of the current directors of S1 would resign.

CERTAIN INFORMATION REGARDING S1

The authorized capital stock of the Company consists of 375,000,000 shares, of which (i) 350,000,000 shares have been classified as shares of Common Stock and (ii) 25,000,000 shares have been classified as preferred stock, $0.01 par value per share. As of October 17, 2011, there were 55,113,968 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Shares of Common Stock constitute the only class of securities of the Company that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of stockholders.

LITIGATION

On July 29, 2011, a putative stockholder class action captioned Levitan v. S1 Corp., et al., C.A. No-6730, was filed in the Court of Chancery of the State of Delaware against the Company and the individual members of the Company’s board of directors. The complaint alleged, among other things, that the Company’s directors would breach their fiduciary duties by agreeing to a proposed acquisition of the Company by ACI. Among other things, the complaint sought to enjoin the Company and its directors from completing such a proposed acquisition by ACI or, alternatively, rescission of such a proposed acquisition by ACI in the event the Company and ACI were able to consummate such a transaction. On August 8, 2011, a putative stockholder filed an action in the Court of Chancery of the State of Delaware captioned Mang v. Dreyer, et al., C.A. No. 6760, asserting class and derivative claims against the Company and the individual members of the Company’s board of directors. The complaint alleged, among other things, that the Company’s directors breached their fiduciary duties and committed gross mismanagement and waste by reason of having rejected ACI’s proposal. On August 9, 2011, a putative stockholder class action was filed in the Court of Chancery of the State of Delaware captioned Yu v. S1 Corp., et al., C.A. No. 6771. The complaint alleged, among other things, that the Company’s directors had breached their fiduciary duties by failing to pursue the ACI proposal and/or failing to initiate a bidding or auction process for acquisition of the Company, and by issuing incomplete or misleading disclosures in the Company’s proxy solicitation materials. Both the Mang and Yu complaints sought, among other things, to enjoin both the stockholder vote in connection with, and any consummation of, the Company’s now-terminated merger with Fundtech Ltd.

On August 12, 2011, counsel for plaintiffs Mang and Yu filed a proposed Order of Consolidation and Appointment of Lead Counsel, which would consolidate the Mang and Yu actions and designate the Yu complaint as the operative complaint in the consolidated action. On August 15, 2011, plaintiff Levitan filed an Amended Verified Class Action Complaint (the “Amended Complaint”), which no longer sought to enjoin the directors from pursuing the ACI proposal, but instead sought to enjoin the now-terminated merger between Fundtech Ltd. and the

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Company. The Amended Complaint now alleges, among other things, that the Company’s directors breached their fiduciary duties by not adequately considering or pursuing the ACI proposal. On August 17, 2011, counsel for the plaintiffs in all three actions modified the previously-filed request for consolidation so as to request consolidation of all three actions, again designating the Yu complaint as the operative complaint, and advised the Court that the Defendants did not oppose such consolidation. On August 18, 2011, the Court granted the motion and ordered that the three cases be consolidated.

On August 19, 2011, the Court scheduled a hearing on the plaintiffs’ motion for preliminary injunction for September 16, 2011. On August 31, 2011, the plaintiffs filed a Consolidated Amended Complaint that did not substantively alter the claims being advanced or the relief being sought. Subsequent to the Company’s announcement that the meeting for the stockholder vote was to be delayed, the hearing on the plaintiffs’ motion was rescheduled for October 3, 2011.

When the Company announced on September 16, 2011 that the Fundtech Ltd. transaction was terminated, the plaintiffs requested that the October 3, 2011 hearing be taken off calendar. The Company filed a motion to dismiss the action on September 19, 2011. Briefing on that motion has not yet been completed. The plaintiffs have not sought to amend their complain so as to challenge the proposed acquisition of the Company by ACI, and the Company is not aware of any such challenge having been brought by any other parties.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information known to us regarding the beneficial ownership of Common Stock as of October 17, 2011 by each of our directors and named executive officers (the “NEOs”) and by all of our directors, NEOs and other executive officers as a group. At October 17, 2011, the applicable percentages were based on 55,113,968 shares of Common Stock outstanding adjusted for restricted stock and stock options as required by rules promulgated by the SEC. All information as to beneficial ownership has been provided to us by the directors, NEOs and other executive officers, and unless otherwise indicated, each of the directors, NEOs and other executive officers has sole voting and investment power over all of the shares of Common Stock they beneficially own.

	Number		Restricted Stock	Beneficial	Percent of
	of Shares		and Right to	Ownership	Common Stock
Name	Owned(1)		Acquire(2)	Total(3)	Outstanding

Directors
John W. Spiegel	42,040	(4)	121,000	163,040	*
Ram Gupta	21,000		66,000	87,000	*
M. Douglas Ivester	212,000		136,000	348,000	*
Thomas P. Johnson, Jr.	42,000		66,000	108,000	*
Gregory J. Owens	21,000		131,000	152,000	*
Edward Terino	16,500		51,000	67,500	*
Named Executive Officers
Johann Dreyer	223,263		1,163,522	1,386,785	2.5%
Paul M. Parrish	52,924		116,633	169,557	*
Jan Kruger	36,117		248,279	284,396	*
Pierre Naude	26,573		238,414	264,987	*
Francois van Schoor	32,309		193,877	226,186	*
All directors and executive officers as a group (12 persons)	752,260		2,802,518	3,554,778	6.1%

*	Less than one percent

(1)	Excludes shares that may be acquired through the exercise of stock options and the vesting of restricted stock after October 17, 2011.

(2)	Represents shares of Common Stock that can be acquired upon exercise of options within 60 days from October 17, 2011 and all unvested shares of restricted stock as of October 17, 2011. The holders of unvested shares of restricted stock have sole voting power, but not investment power, with respect to such shares.

(3)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock if that person has or shares voting power or investment power over the security, or has the right to acquire beneficial ownership at any time within 60 days from October 17, 2011. For this table, voting power includes the power to vote or direct the voting of shares and investment power includes the power to dispose or direct the disposition of shares.

(4)	Includes 41,840 shares held in a revocable trust which Mr. Spiegel has shared voting and investment powers with his wife and 200 shares owned directly by Mr. Spiegel’s wife, over which he has shared voting and investment power.

Principal Stockholders

The following table presents information regarding the beneficial ownership of Common Stock as of October 17, 2011 by each person who is known to us to be the beneficial owner of more than 5% of our

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outstanding Common Stock. At October 17, 2011, the applicable percentages were based on 55,113,968 shares of Common Stock outstanding excluding shares of restricted stock.

	Number of
	Common
	Shares and
	Nature of		Percent of
	Beneficial		Common Stock
Name and Address of Beneficial Owner	Ownership(1)		Outstanding

Wellington Management Company, LLP	5,509,910	(2)	10.0%
280 Congress Street
Boston, MA 02210
Cramer Rosenthal McGlynn, LLC	3,978,508	(3)	7.2%
520 Madison Ave
New York, NY 10022
FMR LLC	3,057,080	(4)	5.5%
82 Devonshire Street
Boston, Massachusetts 02109

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock if that person has or shares voting power or investment power over the security, or has the right to acquire beneficial ownership at any time. For this table, voting power includes the power to vote or direct the voting of shares and investment power includes the power to dispose or direct the disposition of shares.

(2)	According to Schedule 13G filed with the SEC on July 11, 2011, Wellington Management Company, LLP in its capacity as investment adviser, reported that it has sole voting power of 1,942,710 shares and sole dispositive power of 5,509,910 shares.

(3)	According to Schedule 13G/A filed with the SEC on February 1, 2011, Cramer Rosenthal McGlynn LLC, in its capacity as investment adviser, reported that it has sole voting power of 3,872,508 shares and sole dispositive power of 3,978,508 shares.

(4)	According to Schedule 13G/A filed with the SEC on August 10, 2011, FMR LLC, in its capacity as investment adviser, and Edward C. Johnson 3d each reported sole voting power of 0 shares and sole dispositive power of 3,057,080 shares.

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CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth information regarding members of the Company’s board of directors and its executive officers:

	Age as of the Date	Director	Expiration	Position Held
Name	Hereof	Since	of Term	With S1

Directors:
Ram Gupta	49	2005	2014	Director
Gregory J. Owens	51	2003	2014	Director
John W. Spiegel	70	2004	2012	Director and Chairman of the Board
Johann Dreyer	52	2006	2013	Chief Executive Officer and Director (Principal Executive Officer)
M. Douglas Ivester	64	2001	2013	Director
Thomas P. Johnson, Jr.	70	2005	2012	Director
Edward Terino	58	2007	2013	Director
Executive Officers:
Paul M. Parrish	50			Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Gregory D. Orenstein	42			Senior Vice President Corporate Development, Chief Legal Officer and Secretary
Jan Kruger	49			Group President
Pierre Naude	53			Group President
Francois van Schoor	48			Group President

Directors

Ram Gupta has served as a director since 2005. Mr. Gupta is currently a private investor. From 2005 to 2007, Mr. Gupta served as the President and CEO of Cast Iron Systems. From August 2000 through October 2004, Mr. Gupta served as Executive Vice President, Products and Technology for PeopleSoft, Inc., a provider of enterprise application software. From December 1997 until July 2000, Mr. Gupta was Senior Vice President and General Manager for Healtheon WebMD Corp, a provider of services that link physicians, consumers, providers and health plans online. Mr. Gupta is also a director of Progress Software and previously served as a director of SourceForge, Inc. S1 believes that Mr. Gupta’s career in the software industry and his experience with a number of other boards well qualifies him to serve on the board.

Gregory J. Owens has served as a director since 2003. Since 2007, Mr. Owens has served as Chief Executive Officer and Chairman of the Board of IronPlanet, Inc., an online auction company for used construction and agricultural equipment. From 2006 to 2007, Mr. Owens served as Managing Director at RedZone Capital, a Washington, D.C. private equity firm focused on turning around and growing under-performing companies. From 1999 to 2004, Mr. Owens served as Chief Executive Officer and President of Manugistics Group, Inc., a supply chain management company, and as its Chairman of the Board from 2004 until 2005. Mr. Owens also previously served as a director of Serena Software. S1 believes that Mr. Owens’ experience in the software industry, including serving as the Chairman and Chief Executive Officer of a publicly traded software company, well qualifies him to serve on the board.

John W. Spiegel has served as the Chairman of the Board of Directors of S1 since October 2006 and has served as a director since 2004. From 1985 until 2004, Mr. Spiegel served as Chief Financial Officer of SunTrust Banks, Inc. and was elected vice chairman of SunTrust in 2000. Prior to his retirement from SunTrust in 2005, Mr. Spiegel was an officer and director of various SunTrust subsidiaries. Mr. Spiegel also serves as a director of the Rock-Tenn

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Company, CPEX Pharmaceuticals, Inc., and Colonial Properties Trust and previously served as a director of Bentley Pharmaceuticals, Inc. and HomeBanc Corp. S1 believes that Mr. Spiegel’s business career, including serving as the Chief Financial Officer and Vice Chairman of a large, publicly traded financial institution, his experience as a director in other public companies, and his experience in the financial services industry well qualifies him to serve on the board.

Johann J. Dreyer was appointed Chief Executive Officer and Director of the Company in November 2006. From October 2005 to November 2006, Mr. Dreyer served as President of the Company’s Community Financial, International Retail Banking, and Global Payments business. From November 2004 until October 2005, Mr. Dreyer served as Chief Executive Officer of Mosaic Software, one of our wholly owned subsidiaries. Prior to the acquisition of Mosaic by S1 in November 2004, Mr. Dreyer served as Group CEO of Mosaic from February 2002 until November 2004. Mr. Dreyer was one of the founders of Mosaic and served as CEO of Mosaic and its predecessor companies beginning in 1992. Mr. Dreyer has a B.Commerce degree in Computer Science and Economics and a B.Commerce (Hons) degree in Computer Science from the University of Stellenbosch, Western Cape, South Africa. Mr. Dreyer also serves as a director of Hypercom Corporation. S1 believes that Mr. Dreyer’s long career in, and deep understanding of, the financial services software industry well qualifies him to serve on the board.

M. Douglas Ivester has served as a director since 2001. Currently, Mr. Ivester is President of Deer Run Investments, LLC, a private investment concern. From 1997 until 2000, Mr. Ivester was Chairman of the Board and Chief Executive Officer of The Coca-Cola Company. Mr. Ivester spent more than 20 years with The Coca-Cola Company and held such positions as Chief Financial Officer, President and Chief Operating Officer where he was responsible for running the company’s global enterprise. Mr. Ivester also serves as the lead director of SunTrust Banks and previously served as a director of Georgia-Pacific Corporation. S1 believes that Mr. Ivester’s business career, including serving as Chairman, Chief Executive Officer and Chief Financial Officer of a large, publicly traded company, and his service as the lead director of another public company, well qualifies him to serve on the board.

Thomas P. Johnson, Jr. has served as a director since October 2005. From 1997 until his retirement in June 2005, Mr. Johnson was President and CEO of the Bank Administration Institute (BAI), a leading banking professional organization. From 1995 until 1997, Mr. Johnson was Executive Vice President, Retail Banking for Boatmen’s Bancshares Inc., which was sold to the Bank of America. From 1985 until 1995, Mr. Johnson was Chief Retail Banking Executive for Barnett Banks, Inc. S1 believes that Mr. Johnson’s experience in the financial services industry and his experience with a number of other Boards well qualifies him to serve on the board.

Edward Terino has served as a director since 2007. Currently, Mr. Terino is President of GET Advisory Services, LLC, a strategic and financial management consulting firm focused on the technology and maritime industries. From 2005 until December 2008, Mr. Terino served as the Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd, an international seaborne transporter of crude oil and petroleum products. From 1996 to 2005, Mr. Terino held Senior Vice President and Chief Financial Officer positions with several enterprise software companies including Art Technology Group, Inc., a provider of Internet-based e-commerce and customer service software focused on the Global 1000 market. Prior to Art Technology Group, Inc., Mr. Terino served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Applix, Inc., a provider of business intelligence software solutions. Mr. Terino also spent eleven years at Houghton Mifflin Company, a leading educational publisher in the U.S. in various senior financial management positions and nine years at Deloitte & Touche in their consulting services group. Since March 2010, Mr. Terino has served as a director of Baltic Trading Ltd., an international dry bulk shipping company. Since July 2010, Mr. Terino has served as a director of SeaChange International, a video on-demand software company. From November 2009 to November 2010, Mr. Terino served as a director of Phoenix Technologies Ltd., a BIOS software company. From October 1999 to March 2006, Mr. Terino served as a director of EBT International. S1 believes that Mr. Terino’s experience as an executive officer of several publicly traded companies, including as the Chief Financial Officer of two publicly traded software companies, and his experience as a director in other public companies, well qualifies him to serve on the board.

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Executive Officers

Paul M. Parrish was appointed Chief Financial Officer of the Company in January 2009. Mr. Parrish joined the Company from Infor Global Solutions, a global enterprise software company, where he served as Senior Vice President, Controller and Principal Accounting Officer from January 2008 to December 2008. Prior to this role, Mr. Parrish spent ten years at the John H. Harland Company where he served in various roles including Senior Vice President of Finance, Information Technology and Chief Financial Officer of their Printed Products Division, and Vice President and Chief Financial Officer of the Software and Services Division. As a Certified Public Accountant, Mr. Parrish spent more than 13 years at Deloitte and Touche. Mr. Parrish has a B.S. in Accounting from Auburn University.

Gregory D. Orenstein has served as Senior Vice President Corporate Development, Chief Legal Officer and Secretary of the Company since May 2007. Mr. Orenstein was our Senior Vice President, Corporate Development and Corporate Services from July 2005 to April 2007, Vice President, Office of the Chief Executive Officer and Corporate Development from August 2002 to July 2005, and Senior Director, Corporate Development from March 2000 to August 2002. Prior to joining the Company in March 2000, Mr. Orenstein was an attorney in the technology practice group at the law firm of Alston & Bird, LLP. Mr. Orenstein has a J.D. degree from Emory University School of Law and a B.A. in Psychology from the University of Maryland.

Jan Kruger was appointed President of the Company’s global large financial institutions business in November 2007. Prior to his appointment, Mr. Kruger served as President of the Company’s payments business beginning in November 2006. Mr. Kruger also served as Vice President and General Manager of Europe and Middle East operations following the Company’s acquisition of Mosaic Software in November 2004 through November 2006. Mr. Kruger joined Mosaic Software in February 2001 as Chief Financial Officer and in May 2002, he also assumed the role of General Manager for Mosaic’s Europe and Middle East regions. Prior to joining Mosaic Software, Mr. Kruger was a partner at PricewaterhouseCoopers LLP. Mr. Kruger is a Chartered Accountant (South Africa) and has a B.Accounting degree and a B.Accounting (Hons) degree from the University of Stellenbosch, Western Cape, South Africa.

Pierre Naude has served as President of the Company’s U.S. branch and community financial business since January 2009. Prior to this role, Mr. Naude served as Senior Vice President and General Manager of the Company’s payments Americas business beginning in 2005. Nr. Naude joined the Company in 2005 from Unisys, where he fulfilled the roles of Managing Partner, Global Channels and Alliances, and Vice President and General Manager, Asia Pacific for Global Infrastructure Services. Mr. Naude has a B.S. degree in Management and Finance from Upper Iowa University.

Francois van Schoor has served as President of the Company’s global payments business since January 2009. Prior to this role, Mr. van Schoor was Senior Vice President and General Manager in our payments business beginning in December 2006. Mr. van Schoor joined Mosaic Software in 1997 and held the positions of General Manager Africa from January 1997 to December 2000 and General Manager Asia-Pacific from January 2001 to June 2005. Following the Company’s acquisition of Mosaic in November 2004, Mr. van Schoor also assumed responsibility for the Company’s Asia-Pacific operations. Mr. van Schoor has a B. Engineering degree from the University of Stellenbosch, Western Cape, South Africa and a MBA from the University of Cape Town’s Graduate School of Business (South Africa).

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BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board

The Board of Directors has determined that all of our directors, except Mr. Dreyer, are independent as defined by the NASDAQ Stock Market rules. Mr. Dreyer is not considered independent because he serves as our Chief Executive Officer. The Board based these determinations primarily on a review of the responses the directors and director nominees provided to questions regarding employment and compensation history, affiliations and family and other relationships, and based on discussions with the directors. The Board considers a number of factors in determining the independence of our directors, including the listing requirements of the NASDAQ Stock Market, other board or executive positions held, the absence of any relationships with S1 or its management, and any potential related party transactions. The Audit, Compensation, Corporate Governance and Nominating, and Strategic Planning Committees are comprised solely of independent directors.

Board Leadership Structure

We believe it is beneficial to separate the roles of Chief Executive Officer and Chairman of the Board to facilitate their differing roles in the leadership of our Company. The role of the Chairman is to set the agenda for, and preside over, Board meetings, as well as providing advice and assistance to the Chief Executive Officer. In contrast, the Chief Executive Officer is responsible for handling the day-to-day management direction of our Company, serving as a leader to the management team, and formulating corporate strategy. Mr. Spiegel, as an independent director and our Chairman, brings experience, oversight and expertise from outside our Company and industry, while Mr. Dreyer, as a director and our Chief Executive Officer, brings company and industry-specific experience and expertise. We believe that this structure allows for a balanced corporate vision and strategy.

Board of Director’s Role in Risk Oversight

Our Board of Directors has an active role, as a whole and also at the committee level, in overseeing management of the Company’s risks. The Board of Directors regularly reviews information regarding the Company’s credit, liquidity and operations, as well as the risks associated with each. Various committees of the Board also have responsibility for risk management. In particular, the Audit Committee oversees the Company’s risk management programs and supervises the Company’s risk oversight function. The Compensation Committee is responsible for overseeing the management of risks relating to the Company’s compensation plans and arrangements. The Corporate Governance and Nominating Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, and corporate governance. The Strategic Planning Committee analyzes risks associated with the Company’s strategic business plans, including plans related to potential acquisitions. In addition, the Board manages risks associated with the independence of the Board of Directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports.

Board Meetings

During 2010, our Board of Directors met 19 times, with each director that was serving attending at least 75% of the aggregate of the total number of meetings (1) of the Board of Directors held during the period that the director served, and (2) held by all Committees of the Board on which the director served during the period that he served. Directors are encouraged to attend and participate in the Annual Meeting of Stockholders. All of our directors attended last year’s Annual Meeting.

Committees of the Board of Directors

The Board has four standing Committees. The table below shows the number of Committee meetings conducted in 2010 and the directors who currently serve on these Committees. Each of the Committees listed below has a written charter. All of the Company’s Committee charters are available online at www.s1.com in the Investor Relations section or in paper form upon request to the Company’s Corporate Secretary. The chair of each

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Committee determines the frequency and agenda of Committee meetings. The functions of the Committees are described in the paragraphs following the table.

Board Committees
Corporate
		Governance and		Strategic
Director	Audit	Nominating	Compensation	Planning

John W. Spiegel		X
Ram Gupta		X		X
M. Douglas Ivester	X		X (Chair)
Thomas P. Johnson, Jr.	X		X	X (Chair)
Gregory J. Owens		X (Chair)	X	X
Edward Terino	X (Chair)		X
Johann Dreyer
2010 Meetings	11	2	6	3

Audit Committee.  The Board of Directors has appointed an Audit Committee. All members of the Audit Committee are independent as defined by the NASDAQ Stock Market rules and applicable securities laws. Mr. Terino has been designated by the Board of Directors as the Audit Committee’s “financial expert,” as provided in the Sarbanes-Oxley Act of 2002 and the related SEC regulations. The Audit Committee reviews the scope of the independent annual audit, periodic filings and the independent accountants’ assessment concerning the effectiveness of our internal financial and accounting controls and any response by management to that assessment. In addition, the Audit Committee reviews internal audit plans and meets with our internal auditors to discuss financial and accounting controls. The Audit Committee also monitors the financial condition of the Company, oversees the sources and uses of cash and investments, oversees the budget process, reviews the financial policies of the Company, and oversees the Company’s risk management function, which includes risk assessments, regulatory compliance and information security governance.

Corporate Governance and Nominating Committee.  The Board of Directors has appointed a Corporate Governance and Nominating Committee that is responsible for selecting nominees for election as directors, recommending the size of our Board and Committees, reviewing the Company’s corporate governance policies, and recommending changes to the Board. All members of the Corporate Governance and Nominating Committee are independent as defined by the NASDAQ Stock Market rules and applicable securities laws.

Compensation Committee.  The Board of Directors has appointed a Compensation Committee that reviews executive compensation. All members of the Compensation Committee are independent as defined by the NASDAQ Stock Market rules and applicable securities laws. The Compensation Committee has the responsibility of reviewing and approving the compensation of key management positions such as our CEO and his direct reports, as well as each of the other NEOs. The Compensation Committee administers the Company’s equity incentive programs and makes recommendations to the Board of Directors regarding equity awards to our executive officers and other employees.

The Compensation Committee consults with our CEO, Mr. Dreyer, with respect to the types and amounts of compensation to be paid to his direct reports (including each of the NEOs, as set forth in the Summary Compensation Table below) and generally delegates the compensation of employees below the senior executive level to management. For a discussion of Mr. Dreyer’s recommendations with respect to each NEOs (other than himself) compensation amounts, see the Compensation Discussion and Analysis. The Compensation Committee also reviews the compensation of our executive officers at least annually to ensure that compensation is in line with market practices, changes in responsibilities of the executives, performance of the Company, and satisfaction of personal objectives. The annual review typically occurs in the second quarter each year. For more information on the Compensation Committee’s compensation decisions with respect to our NEOs during 2010, see the Compensation Discussion and Analysis below.

Strategic Planning Committee.  The Board of Directors has appointed a Strategic Planning Committee to review long-term planning for the Company. All members of the Strategic Planning Committee are independent as defined by the NASDAQ Stock Market rules and applicable securities laws. The Strategic Planning Committee is

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tasked with working with management to assist in developing and reviewing strategic business plans, such as plans related to mergers and acquisitions, product development, sales execution, deployment of resources, international strategies, and the rationalization of existing businesses.

Director Nomination Process

The Board of Directors seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions. The Company maintains a standing Corporate Governance and Nominating Committee, comprised solely of independent directors, that is responsible for (i) identifying individuals qualified to become Board members, (ii) recommending that the Board select director nominees for the next annual meeting of stockholders, (iii) filling any vacancies on the Board, and (iv) considering and making recommendations to the Board concerning the size and composition of the Board. For the 2011 Annual Meeting, the independent members of the Board (excluding the director nominees), rather than the Corporate Governance and Nominating Committee, recommended that the Board select the director nominees for the Annual Meeting because the terms of two of the Committee’s three members expired this year. Pursuant to the Company’s Corporate Governance and Nominating Committee Charter (the “Governance Charter”) and the Corporate Governance Guidelines (the “Guidelines”), director nominees shall (i) have the highest personal and professional integrity, (ii) have demonstrated exceptional ability and judgment, and (iii) be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the Company and its stockholders. The Governance Charter and Guidelines also provide that in selecting director nominees, the Corporate Governance and Nominating Committee should assess the candidates’ qualifications as independent and their skills, knowledge, perspective, broad business judgment and leadership, relevant specific industry or regulatory affairs knowledge, business creativity and vision, experience, age and diversity, all in the context of an assessment of the perceived needs of the Board at that time. Although the Governance Charter and Guidelines provide that diversity should be assessed in selecting director nominees, the practice of assessing diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills, has not been formalized into a written policy. You may access the Governance Charter and Guidelines on our website at www.s1.com under the headings “Investor Relations.”

The Board delegates the director nominee screening process to the Corporate Governance and Nominating Committee, which receives direct input from other Board members. Potential candidates are identified by recommendations from several sources, including incumbent directors, management, and stockholders. The Corporate Governance and Nominating Committee employs the same process for evaluating all candidates, including those submitted by stockholders. Evaluations of potential candidates generally involve a review of the candidate’s background and credentials by the Committee, interviews with members of the Committee, the Committee as a whole, or one or more other Board members, and discussions of the Committee and the Board. The Committee then recommends candidates to the full Board which, in turn, selects candidates to be nominated for election by the stockholders or to be elected by the Board to fill a vacancy.

Process for Submitting Nominations

Our amended and restated bylaws permit stockholders eligible to vote at the annual meeting to make nominations for directors, but only if their nominations are made by timely notice in writing to our Corporate Secretary. As set forth in the bylaws, a stockholder must notify us in writing of a proposed nominee, by notice delivered to or mailed and received at the principal executive offices of the Company. For purposes of the annual meeting, notice must be received not less than 90 days nor more than 120 days prior to the anniversary date of the prior year’s meeting; provided, however, that in the event that the date of the annual meeting is more than 60 days prior to or more than 60 days after such anniversary date, and less than 60 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Each stockholder’s notice must contain the following information: (a) as to each nominee (i) all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors or is otherwise required pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (ii) the name, age, business address and residence address of such

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person, (iii) the principal occupation or employment of such person, and (iv) the class and number of shares of the Company beneficially owned by such person; and (b) as to the stockholder giving notice (i) the name and address, as they appear in the Company’s books, of such stockholder, and (ii) the class and number of shares of the Company which are beneficially owned by such stockholder. Only persons who are nominated in accordance with the procedures set forth in our amended and restated bylaws shall be eligible for election as directors.

Stockholder Matters

Communications with the Board.  Stockholders of S1 may communicate with an individual director or the Board of Directors as a group via U.S. Postal mail directed to: John W. Spiegel, Chairman of the Board, c/o Corporate Secretary, S1 Corporation, 705 Westech Drive, Norcross, GA 30092. Please clearly specify in each communication the applicable addressee or addressees you wish to contact. All such communication will be forwarded to the intended director or the Board as a whole.

Director Compensation

In 2010, our non-employee directors were compensated with cash payments, stock options and restricted stock awards. Cash compensation varies among the non-employee directors based on the positions held and the number of Board and Committee meetings attended. Directors who are employees receive no additional compensation for serving on the Board or its Committees. Director compensation is typically reviewed annually. In 2009, the Company retained an outside compensation consultant, Radford, an Aon Consulting Company (“Radford”), to assess the Company’s non-employee director compensation practices and provide recommendations to the Compensation Committee. In connection with this assessment, Radford reviewed and evaluated our director compensation practices and the director compensation practices of a peer group of companies and provided data and analysis to assist the Compensation Committee in structuring our director compensation program.

The table below summarizes the compensation for each of our non-employee directors during 2010.

	Fees Earned
	or Paid	Stock Awards	Option Awards	Total
Name	in Cash ($)(1)(2)	($)(1)(3)(4)	($)(1)(4)	($)

John W. Spiegel	$141,000	$36,300	$24,212	$201,512
Ram Gupta	158,000	36,300	24,212	218,512
M. Douglas Ivester	115,500	36,300	24,212	176,012
Thomas P. Johnson, Jr.	118,500	36,300	24,212	179,012
Gregory J. Owens	100,500	36,300	24,212	161,012
Edward Terino	120,500	36,300	24,212	181,012

(1)	Our annualized compensation arrangement for non-employee members of our Board of Directors during 2010 was as follows:

	Fee Structure
	January 2010 to	June 2010 to
	June 2010(a)	December 2010

Annual retainer (Board Chairman)	$100,000	$100,000
Annual retainer (excluding Board Chairman)	35,000	35,000
Board meeting attended	2,000	2,000
Audit Committee annual chair retainer	20,000	20,000
Corporate Governance and Nominating Committee, Strategic Planning
Committee and Compensation Committee annual chair retainers	15,000	15,000
Committee meeting attended	1,500	2,000
Annual Yodlee Board representation retainer(b)	15,000	15,000
Yodlee Board meeting attended(b)	—	2,000

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	# of Shares(c)	# of Shares(d)

Annual stock option grant	10,000	10,000
Annual restricted stock grant	6,000	6,000

(a)	These compensation arrangements were in effect until June 4, 2010.
(b)	As of December 31, 2010, we own approximately 13% of Yodlee, Inc. (“Yodlee”). Mr. Gupta, who serves as one of our directors, also served as a member of Yodlee’s Board of Directors as the Company’s representative on the Yodlee Board. In December 2010, Mr. Gupta received a payment of $60,000 in recognition of his completion of service as the Company’s representative on the Board of Directors of Yodlee.
(c)	Stock options and restricted stock grants vested quarterly starting July 1, 2009 through April 1, 2010 and were granted on June 11, 2009 with a per share market price of $7.12.
(d)	Stock options and restricted stock grants vested quarterly starting July 1, 2010 through April 1, 2011 and were granted on June 5, 2010 with a per share market price of $6.05.

(2)	Messrs. Spiegel and Ivester participated in the Directors’ Deferred Compensation Plan (the “Deferred Compensation Plan”), as discussed below, for all cash fees earned in 2010.

(3)	Messrs. Spiegel, Ivester, Johnson and Terino participated in the Deferred Compensation Plan for all restricted stock awards that vested in 2010.

(4)	These amounts reflect the total grant date fair value for awards granted in 2010 and do not reflect actual compensation realized by our non-employee directors. The aggregate grant date fair value of restricted stock and option awards granted within the fiscal year was determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718 for stock-based compensation as required by SEC regulations. The assumptions used in the valuations of the equity awards are explained in Notes 1 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Deferred Compensation Plan.  Our Deferred Compensation Plan is a non-qualified deferred compensation plan for non-employee directors of the Company that was effective as of January 1, 2010. The Deferred Compensation Plan is an unfunded plan maintained for the purpose of providing non-employee directors of the Company an opportunity to defer some or all of their cash (both retainer and meeting fees) and equity awards (other than option grants) until after their service on the board has ended. For cash fees deferred, phantom units are issued on the first day of each quarter for that quarter’s retainer fees and meeting fees for the prior quarter divided by our closing stock price on the first day of the quarter. These phantom deferred cash units track the value of the Company’s common stock until distributed pursuant to the terms of the Deferred Compensation Plan.

Directors’ Outstanding Equity Awards at Fiscal Year-End 2010.  The table below summarizes equity awards held by our directors on December 31, 2010. Option awards consist of options to purchase shares of stock and stock awards consist of restricted stock grants.

			Deferred	Deferred
	Option Awards	Stock Awards	Stock	Cash
	Outstanding	Unvested	Units	Units
Name	(#)	(#)	(#)(1)	(#)(2)

John W. Spiegel	121,000	3,000	6,000	22,128
Ram Gupta	66,000	3,000	—	—
M. Douglas Ivester	136,000	3,000	6,000	16,752
Thomas P. Johnson, Jr.	66,000	3,000	6,000	—
Gregory J. Owens	131,000	3,000	—	—
Edward Terino	51,000	3,000	6,000	—

(1)	Messrs. Spiegel, Ivester, Johnson and Terino participated in the Deferred Compensation Plan for all restricted stock awards that vested in 2010.

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(2)	Represents the number of phantom units for the cash fees deferred under the Deferred Compensation Plan. On January 1, 2011, Mr. Spiegel received 1,739 shares of deferred cash units and Mr. Ivester received 2,609 shares of deferred cash units for meeting fees relating to the fourth quarter of 2010. These phantom deferred cash units track the value of the Company’s common stock until distributed pursuant to the terms of the Deferred Compensation Plan.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in the Company’s proxy statement filed with the SEC on April 8, 2011 and reproduced in this Information Statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement for filing with the SEC and incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Compensation Committee

M. Douglas Ivester (Chairman)
Thomas P. Johnson
Gregory J. Owens
Edward Terino

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COMPENSATION DISCUSSION AND ANALYSIS

This section provides information regarding the compensation program in place for our Chief Executive Officer, Chief Financial Officer and the three most highly-compensated executive officers other than the Chief Executive Officer and Chief Financial Officer as of December 31, 2010. Collectively, these individuals are referred to as our Named Executive Officers or “NEOs”.

Executive Summary

Our executive compensation program is designed to motivate our employees to achieve corporate goals that enhance stockholder value and enable the Company to attract and retain exceptionally talented employees. The Compensation Committee believes strongly in pay for performance, and the Committee continued to administer the executive compensation program in 2010 with the pay for performance philosophy firmly in mind as there were no increases in the base salaries of our NEOs for the second year in a row. Additionally, there were no increases in the variable incentive compensation targets of our NEOs in 2010. In order to continue to align the interests of our NEOs with those of our stockholders, compensation changes for our NEOs in 2010 were limited solely to the long-term equity incentive component of total compensation.

As reported in further detail in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, our 2010 financial results were impacted by lower professional services revenue in our Banking: Large Financial Institution segment and by an increase in development and professional services costs in our Banking: Community Financial Institution segment. Additionally, during 2010, the Company experienced a shift to recognizing more software license revenue over the implementation period using the percentage of completion method rather than upon delivery as larger and more complex sales opportunities were signed, particularly with our payments and corporate online banking solutions. While this revenue shift has an impact on our current and near-term financial results, the Company believes it will provide greater long-term revenue visibility. Despite this revenue model shift, the Compensation Committee believes that the Company’s management team demonstrated its ability to increase sales bookings, revenue backlog, and cash flows, and make prudent investments for future growth. The Compensation Committee did not, however, adjust the financial metrics of the Company’s variable cash incentive plan to take this revenue model shift into account. Accordingly, the Company’s NEOs did not earn any variable cash incentive compensation in 2010.

Philosophy and Objectives of Our Compensation Program

Our Compensation Committee is guided by the following four key principles in determining the compensation of our NEOs:

•	Accountability for Business Performance. Compensation should be tied in part to financial performance so that executives are held accountable through variable compensation for the performance of the Company as a whole. As discussed in the “Components of Executive Compensation” section below, the primary metric used to determine the amount of variable cash incentive compensation paid is earnings before interest, taxes, depreciation, amortization and stock-based compensation expense (“Adjusted EBITDA”). In prior years, certain NEOs’ variable cash incentive compensation was tied to the performance of the business unit for which they were responsible. However, in an effort to further align the interests of the Company’s business units with the overall performance of the Company, each NEO’s variable cash compensation in 2010 was tied to the Adjusted EBITDA metric associated with the overall performance of the Company.

•	Alignment with Stockholder’s Interests. Compensation should be tied in part to the Company’s stock performance through stock options, restricted stock and other equity awards to align executives’ interests with those of the Company’s stockholders. In determining the total amount to be granted annually to a NEO, the Committee generally considers a number of factors, including the amount of unvested stock based equity compensation grants already held by the NEO, dilution, the number of shares of common stock outstanding, responsibility level, future potential, the overall performance of the Company, and the equity-based compensation awards for comparable positions of our peer group described below.

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•	Accountability for Individual Performance. Compensation should be tied in part to the individual’s performance to encourage and reflect individual contributions to the Company’s performance. As part of the process of setting compensation for the NEOs, the Compensation Committee annually evaluates individual performance for the completed fiscal year. In connection with this individual performance evaluation, the Compensation Committee considers each NEO’s achievements in corporate or business unit leadership and management compared to past periods and the potential to develop favorably consistent achievements in the future, the NEO’s level of responsibility within the organization, and the NEO’s prior experience. In the case of our NEOs, other than the Chief Executive Officer, the Compensation Committee conducts its individual performance evaluation based in part on the subjective assessment provided by Mr. Dreyer, the Company’s Chief Executive Officer, with respect to each such NEO’s performance during the prior year. We do not apply formulas or assign these factors specific mathematical weights. Instead, the Compensation Committee’s decision-making process generally involves the Committee’s informed judgment and discretion with respect to individual executive performance in the context of many considerations and criteria, none of which are individually controlling.

•	Competition. Compensation should reflect the competitive nature of the software industry and the competitive market for exceptional talent, especially in upper level positions, so the Company can attract, retain, and motivate talented employees.

Components of Executive Compensation

In 2008, the Company engaged a compensation consultant, Radford, to work with the Company to identify an appropriate peer group of companies. The Compensation Committee ultimately selected the following 24 publicly-traded companies:

ACI Worldwide	DealerTrack Holdings	Manhattan Associates	Radiant Systems
Advent Software	Eclipsys(1)	MicroStrategy	Solera Holdings
Blackbaud	Epicor Software	MSC Software(1)	SPSS Inc.(1)
Bottomline Technologies	EPIQ Systems	Omniture(1)	Tier Technologies
Chordiant Software(1)	Hypercom	Online Resources Corporation	The TriZetto Group(1)
CyberSource(1)	Jack Henry & Associates	Pegasystems	Tyler Technologies

(1)	These companies were acquired subsequent to the selection of the peer group.

These companies were selected because they were technology companies primarily focused on software, and had revenues between $200 million and $500 million, with the median revenue being approximately $277 million. Radford then gathered market data, including proxy data and data from its Radford Executive Survey, about the base salaries, annual cash incentive, and equity compensation provided by these peer group companies. As part of the annual review conducted by the Compensation Committee in May and June 2010, the Compensation Committee reviewed this information, along with compensation information provided by the Company’s human resources department, to assess the competitiveness of the compensation for our NEOs. The Compensation Committee does not target any specific element of compensation, or total compensation, to a specific point or range in the peer group data but uses the data as a factor in setting compensation levels. The other factors noted in our philosophy above may therefore drive target compensation levels that vary between each of our NEOs and from the range of compensation paid by the peer group companies.

The main components of compensation paid to our NEOs in 2010 consisted of the following: base salary, variable cash incentive awards, and long-term equity incentive awards. Because NEOs are generally more able to affect the Company’s results, we believe that a significant portion of their pay should be linked to the Company’s overall performance. We do not have any formal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among the different forms of non-cash compensation. Instead, the Compensation Committee determines what it believes to be the appropriate level and mix of the various compensation components based on recommendations from our Chief Executive Officer,

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Company performance against stated objectives, individual performance, and overall comparisons to the above referenced peer group information.

Base Salary.  Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our NEOs. When establishing base salaries, the Compensation Committee considers the market data of compensation levels in the peer group, as well as a variety of other factors including the executive’s scope of responsibility, individual performance, prior employment experience and salary history, and our financial performance. The individual performance, as described above in key principles in determining compensation, is evaluated annually during our compensation review process. As part of the annual review conducted by the Compensation Committee in May and June 2010, the base salaries of our NEOs were not changed from the levels originally set in 2008.

Variable Cash Incentive Awards.  Our NEOs are eligible for variable cash incentives primarily based on the achievement of specific financial (Adjusted EBITDA) objectives associated with the overall results of the Company. The Compensation Committee believes that Adjusted EBITDA is an appropriate measure for determining variable cash incentive awards since our Company uses Adjusted EBITDA as a measure of operating performance to assist it in comparing performance from period to period on a consistent basis; as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; and in communications with the Board of Directors, stockholders, analysts and investors concerning our financial performance. We believe the Adjusted EBITDA targets for 2010 were set at challenging levels that required the Company to achieve strong revenue growth while controlling costs in order to meet the targets. We also believed that the Adjusted EBITDA targets were attainable if the Company had what we considered to be a successful year. However, the Adjusted EBITDA targets that were set for 2010 did not anticipate the shift the Company experienced in 2010 to recognizing more software license revenue over the implementation period using the percentage of completion method rather than upon delivery and the Adjusted EBITDA targets were not changed during 2010 to take this shift into account.

Under the terms of the 2010 variable cash incentive plan, our NEOs were entitled to:

•	100% of their annual cash incentive target if they met their budgeted Adjusted EBITDA target;

•	Between 50% and 100% if they met or exceeded a minimum Adjusted EBITDA target but did not meet their budgeted Adjusted EBITDA target; and

•	Between 100% and 200% if they exceeded their budgeted Adjusted EBITDA target and performed up to a maximum Adjusted EBITDA target.

Our NEOs were generally not entitled to any variable cash incentive compensation if the applicable minimum Adjusted EBITDA target was not met and, for 2010, this target was not met primarily as a result of missed revenue targets for professional services and the increase in the percentage of projects where revenue is recognized using the percentage of completion method. Accordingly, our NEOs did not receive any variable cash compensation for 2010. We adopted a variable cash incentive plan for 2011, updated to take the Company’s 2011 financial targets into account, that generally operates in a similar manner as the plan did in 2010 except that, in addition to an Adjusted EBITDA target, a portion of the variable cash incentive compensation is linked to a total Company revenue target.

Long-Term Incentive Compensation.  We use stock-based compensation awards, including service-based stock options, restricted stock, and stock appreciation rights, to provide long-term incentive compensation. The Compensation Committee endorses the position that stock ownership by management is beneficial in aligning management’s and stockholders’ interests in the enhancement of stockholder value. The purpose of stock-based compensation awards is to provide an opportunity for the recipients to acquire or increase a proprietary interest in the Company, thereby creating a stronger incentive to expend maximum effort for our long-term growth and success, and encouraging recipients to remain in our employment. Consistent with the Company’s compensation philosophy as described above, individuals at higher levels generally received a greater proportion of total pay in the form of equity. Historically, stock based compensation awards were primarily granted in the form of options to purchase shares of our common stock. In 2006, we began issuing restricted stock awards and cash settled stock appreciation rights, in addition to stock options, in an effort to reduce the number of shares being issued under our

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equity incentive plan. Starting in 2009, the Company placed a greater emphasis on restricted stock awards. One of the key reasons for this is the belief that restricted stock is a more predictable equity incentive than stock options or stock appreciation rights and therefore more meaningful to the recipient. The Compensation Committee believes this could provide a greater long-term incentive for the recipient to remain with the Company through the vesting period.

The Compensation Committee determined the size of the awards of equity-based compensation for our NEOs primarily to be at levels the Compensation Committee believed was appropriate to retain and motivate these executives in light of their individual performance and the performance of the Company. While our Compensation Committee does not formally “benchmark” awards or have formal guidelines regarding the amount of such awards, the Compensation Committee considered the overall performance of the Company and business unit, as applicable, the equity-based compensation awards for comparable positions of our peer group as described above, compensation information provided by the Company’s human resources department, and the following individual performance achievements:

•	Johann Dreyer: Mr. Dreyer demonstrated strong leadership in managing the Company through a challenging economic environment that particularly impacted the markets in which the Company operates and in establishing a culture focused on consistently increasing customer satisfaction levels.

•	Paul Parrish: Mr. Parrish demonstrated strong leadership in managing our finance organization, including quickly gaining an understanding of the Company’s operations after joining the Company in January 2009, continuing to develop strong relationships throughout the organization, and continuing to develop financial reporting packages and systems.

•	Jan Kruger: Mr. Kruger demonstrated strong leadership in managing our Banking: Large Financial Institution business, including increasing customer satisfaction levels, implementing a number of product quality initiatives, and reducing various business unit inefficiencies.

•	Pierre Naude: Mr. Naude demonstrated strong leadership in managing our Banking: Community Financial Institution business, including implementing strong organizational processes, strengthening the management team of this business, improving customer relationships, and continuing to mentor various employees in the organization.

•	Francois van Schoor: Mr. van Schoor demonstrated strong leadership in managing our Payments business, including driving revenue and sales growth, continuing to develop the management team of this business, and providing strong strategic input and analysis.

See the “Grants of Plan Based Awards in 2010” table below for information on the equity awards granted to the NEOs in 2010. The Board of Directors, upon the recommendation of the Compensation Committee, approved all equity awards granted by the Company in 2010. The grant date of these equity awards was the date of approval by the Board of Directors and the exercise price was the closing price of our common stock as of such date, except for equity awards granted to new hires, in which case the exercise price was the closing price of our common stock on their first day of employment.

Perquisites.  From time to time we provide executive perquisites that the Compensation Committee believes are reasonably consistent with its overall compensation program and are attractive components of the total pay package in hiring and retaining executives in key positions. These perquisites are described in the footnotes following the “Summary Compensation” table.

Other Benefits.  In addition to the compensation paid to our NEOs described above, NEOs, along with and on the same terms as other employees of the Company, receive certain benefits, including participation in our 401(k) Plan and matching contributions, medical, prescription, dental, disability, employee life, group life, accidental death or travel accident insurance benefits.

Internal Revenue Code Sections 162(m)and 409A.  Section 162(m) of the Internal Revenue Code of 1986 (the “Code”) disallows publicly traded companies from receiving a tax deduction on compensation paid to executive officers in excess of $1 million (section 162(m) of the Code), unless, among other things, the compensation meets the requirements for performance-based compensation. The Compensation Committee considers the deductibility

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limit for compensation when awarding equity-based compensation. Our 2003 Stock Incentive Plan, as Amended and Restated effective February 26, 2008 (the “Stock Incentive Plan”), contains provisions to allow option grants, restricted stock grants and stock appreciation rights to qualify for an exemption from this limit. However, we may from time to time pay compensation to our senior executives that may not be deductible if there are non-tax reasons for doing so. For example, separation agreements with our executive officers may contain provisions for accelerated vesting of full value equity awards due to termination by the Company without cause or by the employee with good reason. As a result, for performance periods beginning on or after January 1, 2010, full value equity awards covered by any such accelerated vesting provision would not meet the criteria to qualify as performance-based compensation. We have also structured our executive compensation program with the intention that it comply with Section 409A of the Code which may impose additional taxes on our senior executives for certain types of deferred compensation that are not in compliance with Section 409A.

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EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table sets forth the compensation earned during the applicable fiscal years by our NEOs.

						Non-equity
				Stock	Option	Incentive	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Principal Position	Year	($)	($)(1)	($)(2)(3)	($)(2)(3)	($)	($)(4)(5)	($)

Johann Dreyer	2010	$415,000	$—	$484,000	$435,820	$—	$4,900	$1,339,720
Chief Executive	2009	415,000	—	1,424,000	304,399	251,714	4,900	2,400,013
Officer and Director	2008	395,000	—	638,000	642,803	242,780	4,500	1,923,083
Paul M. Parrish	2010	300,000	—	151,250	133,167	—	4,900	589,317
Chief Financial Officer	2009	292,046	43,000	999,997	76,100	122,884	5,038	1,539,065
Jan Kruger	2010	325,000	—	151,250	133,167	—	4,900	614,317
Group President	2009	325,000	—	356,000	91,320	28,125	4,900	805,345
	2008	300,000	—	127,600	128,561	213,656	4,500	774,317
Pierre Naude	2010	250,000	—	151,250	133,167	—	4,900	539,317
Group President	2009	250,000	—	256,320	54,792	206,685	4,900	772,697
	2008	243,500	—	76,560	77,136	169,198	4,432	570,826
Francois van Schoor	2010	250,000	—	151,250	133,167	—	—	534,417
Group President	2009	250,000	—	256,320	54,792	172,110	—	733,222
	2008	240,000	—	102,080	102,848	255,000	—	699,928

(1)	Mr. Parrish received a cash bonus of $43,000 in connection with his appointment as Chief Financial Officer in January 2009.

(2)	Stock awards include restricted stock grants. Option awards include the granting of options to purchase shares of common stock. All options have an exercise price equal to the closing price of our common stock on the date of grant. Vesting dates are disclosed in the table “Outstanding Equity Awards at Fiscal Year-End 2010” and associated notes to the table.

(3)	These amounts reflect the total grant date fair value for awards granted in 2010 and do not reflect actual compensation realized by our NEOs. The aggregate grant date fair value of restricted stock and option awards granted within the fiscal year was determined in accordance with FASB ASC Topic 718 for stock-based compensation as required by SEC regulations. The assumptions used in the valuations of the equity awards are explained in Notes 1 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

(4)	With respect to amounts reported in 2009, consists of 401(k) matching contributions except for Mr. Parrish, which also includes a $1,056 benefit reimbursement upon his hire. With respect to amounts reported in 2010 and 2008, consists of 401(k) matching contributions only.

(5)	The amounts shown in this column exclude medical, disability and certain other benefits received by NEOs that are generally available to all of our employees.

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Grants of Plan-Based Awards in 2010

The following table summarizes the non-equity incentive plan and equity awards granted to our NEOs during 2010.

					All Other	All Other
					Stock	Option
					Awards:	Awards:
		Estimated Future Payouts			Number of	Number of	Exercise or	Grant Date
		Under Non-Equity			Shares of	Securities	Base Price	Fair Value
		Incentive Plan Awards(1)			Stock or	Underlying	of Option	of Stock
	Grant	Threshold	Target	Maximum	Units	Options	Awards	and Option
Name	Date	($)	($)	($)	(#)(2)	(#)(2)	($/Sh)	Awards ($)(3)

Johann Dreyer		$187,500	$375,000	$750,000
	6/5/2010				80,000			$484,000
	6/5/2010					180,000	$6.05	435,820
Paul M. Parrish		80,000	160,000	320,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167
Jan Kruger		122,500	245,000	490,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167
Pierre Naude		110,000	220,000	440,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167
Francois van Schoor		110,000	220,000	440,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167

(1)	Amounts shown as estimated future payments under non-equity incentive plan awards are the target and maximum variable cash incentive each executive was eligible to receive under the 2010 plan. No amounts were earned by the Company’s NEOs under the 2010 non-equity variable cash incentive plan.

(2)	The restricted stock and option awards vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(3)	These amounts reflect the total grant date fair value for awards granted in 2010 and do not reflect actual compensation realized by our NEOs. The aggregate grant date fair value of restricted stock and option awards granted within the fiscal year was determined in accordance with FASB ASC Topic 718 for stock-based compensation as required by SEC regulations. The assumptions used in the valuations of the equity awards are explained in Notes 1 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

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Outstanding Equity Awards at Fiscal Year-End 2010

The table below summarizes equity awards held by our NEOs on December 31, 2010. Option awards consist of options to purchase shares of stock and stock appreciation rights. Stock awards consist of restricted stock grants.

	Option Awards					Stock Awards
						Number of	Market
	Number of		Number of			Shares or	Value of
	Securities		Securities			Units of	Shares or
	Underlying		Underlying			Stock	Units of
	Unexercised		Unexercised	Option		That	Stock That
	Options		Options	Exercise	Option	Have Not	Have Not
	(#)		(#)	Price	Expiration	Vested	Vested
Name	Exercisable		Unexercisable	($)	Date	(#)	($)(1)

Johann Dreyer(2)	75,000		—	$8.97	12/24/2014
	150,000		—	4.15	11/8/2015
	450,189		—	4.86	11/1/2016
	250,000		—	6.38	5/28/2018
	33,333		66,667	7.12	6/11/2019
	—		180,000	6.05	6/5/2020
						213,334	$1,472,005
Paul M. Parrish(3)	6,250		18,750	7.12	6/11/2019
	—		55,000	6.05	6/5/2020
						132,450	913,905
Jan Kruger(4)	30,000		—	7.02	3/16/2015
	18,891		—	4.26	2/16/2016
	12,219		—	4.26	2/16/2016
	72,169		—	4.86	11/1/2016
	159,717	(7)	—	4.86	11/1/2016
	25,000		25,000	6.38	5/28/2018
	7,500		22,500	7.12	6/11/2019
	—		55,000	6.05	6/5/2020
						72,500	500,250
Pierre Naude(5)	12,500		—	3.75	10/7/2015
	53,744		—	4.15	11/8/2015
	87,170		—	4.86	11/1/2016
	100,000	(7)	—	4.86	11/1/2016
	15,000		15,000	6.38	5/28/2018
	4,500		13,500	7.12	6/11/2019
	—		55,000	6.05	6/5/2020
						58,000	400,200
Francois van Schoor(6)	15,000		—	7.02	3/16/2015
	20,000		—	4.15	11/8/2015
	65,377		—	4.86	11/1/2016
	159,717	(7)	—	4.86	11/1/2016
	20,000		20,000	6.38	5/28/2018
	4,500		13,500	7.12	6/11/2019
	—		55,000	6.05	6/5/2020
						60,000	414,000

(1)	Based on the market closing price of $6.90 per share on December 31, 2010.

(2)	Mr. Dreyer’s 66,667 options expiring in June 2019 will vest over two years with half vesting in June 2011 and half in June 2012 and the 180,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013 and 25% in June 2014. Of the 213,334 unvested shares of restricted stock, 133,334 shares will vest over two years with half in June 2011 and half in June 2012, and 80,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013 and 25% in June 2014.

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(3)	Mr. Parrish’s 18,750 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 132,450 unvested shares of restricted stock, 107,450 shares will vest over three years with one-third vesting in January 2011, one-third in January 2012, and one-third in January 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013 and 25% in June 2014.

(4)	Mr. Kruger’s 25,000 options expiring in May 2018 will vest over two years with half vesting in May 2011 and half in May 2012, the 22,500 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and the 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 72,500 unvested shares of restricted stock, 10,000 shares will vest over two years with half vesting in May 2011 and half in May 2012, 37,500 shares will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(5)	Mr. Naude’s 15,000 options expiring in May 2018 will vest over two years with half vesting in May 2011 and half in May 2012, the 13,500 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and the 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 58,000 unvested shares of restricted stock, 6,000 shares will vest over two years with half vesting in May 2011 and half in May 2012, 27,000 shares will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(6)	Mr. van Schoor’s 20,000 options expiring in May 2018 will vest over two years with half vesting in May 2011 and half in May 2012, the 13,500 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and the 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 60,000 unvested shares of restricted stock, 8,000 shares will vest over two years with half vesting in May 2011 and half in May 2012, 27,000 shares will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(7)	Represents stock appreciation rights that are settled in cash.

Option Exercises and Stock Vested in 2010

The table below summarizes the value realized upon the vesting of restricted stock in 2010 for our NEOs. There were no exercises of stock options or stock appreciation rights awards in 2010 by our NEOs.

	Stock Awards
	Number of shares	Value Realized
	Acquired on Vesting	on Vesting
Name	(#)	($)(1)

Johann Dreyer	116,666	$718,496
Paul M. Parrish	35,816	222,417
Jan Kruger	17,500	107,900
Pierre Naude	12,000	74,010
Francois van Schoor	13,000	80,140

(1)	Amounts reflect the market price at the time the restricted stock awards vested.

Potential Payments on Termination or Change in Control

Pursuant to the terms of agreements with Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor, they are entitled to compensation and/or vesting of equity awards in case of (i) termination by the Company without cause or by the executive with “good reason”, (ii) termination by the Company within two years after a “change in control”

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without cause or by the executive with good reason, (iii) a change in control, or (iv) death as disclosed below. A summary of the terms “cause”, “good reason”, and “change in control” follows:

•	‘‘Cause” means:

•	the conviction of a felony, indictment by a grand jury (with respect to Messrs. Parrish, Kruger, Naude and van Schoor), or a crime involving moral turpitude (excluding a traffic violation not involving any period of incarceration) or the willful commission of any other act or omission involving dishonesty or fraud with respect to, and materially adversely affecting the business affairs of, the Company or any of its subsidiaries or any of their customers or suppliers;

•	conduct tending to bring the Company or any of its subsidiaries into substantial public disgrace or disrepute that causes substantial and material injury to the business and operations of the Company or such subsidiary;

•	substantial and repeated failure to perform duties of the office held by the executive as reasonably directed by the Company (other than any such failure resulting from the executive’s incapacity due to injury or illness);

•	gross negligence or willful misconduct with respect to the Company or any of its subsidiaries that causes substantial and material injury to the business and operations of the Company or such subsidiary; or

•	any material breach of the executive’s Confidentiality, Non-Disclosure and Non-Solicitation Agreement with the Company.

•	‘‘Good Reason” means:

•	a material reduction in the scope of the executive’s duties without his written consent; or

•	any requirement by the Company, without the written consent of the executive, that the executive relocate to a place more than 50 miles from Norcross, Georgia to perform his duties;

provided that in each of the circumstances set forth in the two immediately preceding bullet points (i) the executive provides written notice to the Company of such action, (ii) the Company does not remedy such action within thirty (30) days, and (iii) the executive resigns within thirty (30) days following the Company’s failure to remedy such action.

•	‘‘Change in Control” means the earliest to occur of the following:

•	any person becomes the beneficial owner of 50% or more of the total number of voting shares of the Company;

•	any person (other than the persons named as proxies solicited on behalf of the Board) holds revocable or irrevocable proxies, as to the election or removal of two or more directors of the Company, for more than 50% of the total number of voting shares of the Company;

•	any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of more than 50% of the total number of voting shares of the Company;

•	there is a sale or other transfer of all or substantially all of the assets of the Company; or

•	as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease to constitute at least a majority of the Board or any successor corporation.

Notwithstanding the above, a “change in control” will not be deemed to have occurred under the second and third bullet points above if, within 30 days of such action, the Board (by a two-thirds affirmative vote of the directors in office before such action occurred) makes a determination that such action does not and is not likely to constitute a change in control of the Company.

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Termination by the Company without cause, by the executive with good reason, or within two years following a Change in Control (“CIC”).  The following table summarizes the terms of agreements with Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor with respect to termination by the Company without cause, by the executive with good reason, or within two years following a CIC.

	Termination w/o Cause or by Executive w/	Termination w/in Two Years After CIC w/out
	Good Reason	Cause or by Executive w/ Good Reason

Johann Dreyer	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and vesting of equity awards that would have vested within 24 months of termination	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and full vesting of all equity awards
Paul Parrish	Salary and reimbursement of COBRA premiums for one year and a cash payment equal to the average variable cash incentives paid over the previous three years	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and full vesting of all equity awards
Jan Kruger(1)	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and reimbursement up to $100,000 for relocation expenses if required to leave the United States as a result of termination	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years, full vesting of all equity awards and reimbursement up to $100,000 for relocation expenses if required to leave the United States as a result of termination
Pierre Naude	Salary and reimbursement of COBRA premiums for one year	Salary and reimbursement of COBRA premiums for one year and full vesting of all equity awards
Francois van Schoor	Salary and reimbursement of COBRA premiums for one year	Salary and reimbursement of COBRA premiums for one year and full vesting of all equity awards

(1)	Reimbursement of relocation expenses only applies to termination without cause.

Change in control without termination.  Of our NEOs, only Mr. Dreyer has an agreement in place that is triggered solely by a change in control. His agreement provides for his unvested options and shares of restricted stock that do not, by their terms, become fully vested and exercisable as a result of the change in control to vest as of the date of the change in control in accordance with the formula set forth in the first bullet point below. Additionally, so long as Mr. Dreyer is continuously employed, certain of his remaining unvested options and shares of restricted stock will vest monthly as set forth in the second bullet point below. Any remaining unvested options and shares of restricted stock will vest in accordance with the terms as in effect before the change in control.

•	As of the date of the change in control, each such option and restricted stock grant shall become vested and exercisable to the extent of (A) two-thirds of the unvested shares multiplied by (B) a fraction, the numerator of which is the number of full calendar months between (i) the most recent date on which such option and restricted stock grant became vested and exercisable (the “Most Recent Vesting Date”) and (ii) the date of the change in control, and the denominator of which is the number of full calendar months between the Most Recent Vesting Date and the date on which such option and restricted stock grant would have become fully vested and exercisable as a result of his continued employment by the Company, assuming such employment continued (the “Remaining Vesting Term”); and

III-28

•	As of the end of each full calendar month commencing on or after the date of the change in control, so long as his continuous employment by the Company has not ended, each such option and restricted stock grant shall become vested and exercisable to the extent of two-thirds of the unvested shares divided by the number of full calendar months in the Remaining Vesting Term.

Death.  Our equity agreements generally provide that all unvested equity awards held by an NEO will vest upon the death of the NEO so long as the NEO has completed at least two years of continuous service with the Company. The agreements with our NEOs do not trigger any additional compensation upon the death of an NEO.

Potential termination and change in control scenarios.  We have used December 31, 2010 as the measurement date for calculating the potential payments and fair value of vesting equity awards in the following table.

			Cash		Options	Stock
		Severance	Incentives	Benefits	Awards	Awards
Name	Event	($)(1)	($)	($)(2)	($)(3)	($)(3)

Johann Dreyer	Termination w/o cause or by executive w/ good reason	$415,000	$164,831	$18,289	$76,500	$1,196,005
	Change in Control (“CIC”)	—	—	—	29,546	365,586
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	415,000	164,831	18,289	153,000	1,472,005
	Death	—	—	—	153,000	1,472,005
Paul Parrish	Termination w/o cause	300,000	61,442	18,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause	300,000	61,442	18,786	46,750	913,905
	Death	—	—	—	—	—
Jan Kruger	Termination w/o cause or by executive w/ good reason	325,000	80,594	118,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	325,000	80,594	118,786	59,750	500,250
	Death	—	—	—	59,750	500,250
Pierre Naude	Termination w/o cause or by executive w/ good reason	250,000	—	18,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	250,000	—	18,786	54,550	400,200
	Death	—	—	—	54,550	400,200
Francois van Schoor	Termination w/o cause or by executive w/ good reason	250,000	—	18,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	250,000	—	18,786	57,150	414,000
	Death	—	—	—	57,150	414,000

(1)	Based on each NEO’s salary as of December 31, 2010.

(2)	Amounts in this column reflect payments for the estimated reimbursement of COBRA premiums over the severance period except for Mr. Kruger, which also includes $100,000 of expense reimbursement for relocating outside of the United States if he is terminated without cause and is required to leave the United States as a result of such termination.

(3)	Amounts in these columns include the value, at December 31, 2010, of the accelerated vesting of unvested restricted stock and options based on their settlement as of December 31, 2010 at a stock price of $6.90, the closing price of our common stock on such date. Certain options that would potentially vest had a settlement value of $0 as the exercise price was greater than the potential settlement price of $6.90 on December 31, 2010.

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Effect of the Amended Exchange Offer and the Merger

Equity Awards.  NEOs holding equity awards under the Stock Incentive Plan, other than the awards of Transaction Restricted Stock described below, would receive compensation or accelerated vesting of their equity awards under the Stock Incentive Plan in connection with the Amended Exchange Offer and the Merger. Pursuant to the Stock Incentive Plan, all outstanding equity awards other than Transaction Restricted Stock awards are subject to accelerated vesting or payment of compensation upon the occurrence of a “corporate transaction” (as defined under the Stock Incentive Plan). The Amended Exchange Offer and the Merger would be a corporate transaction for purposes of the Stock Incentive Plan. NEOs holding equity awards under the S1 Corporation 1997 Stock Option Plan (the “1997 Plan”) and the Security First Technologies Corporation 1998 Directors’ Stock Option Plan (the “1998 Plan”) would also receive compensation related to these equity awards in connection with the Amended Exchange Offer and the Merger.

Options Exercised under 1997 Plan and 1998 Plan.  Pursuant to, and as further described in, the Transaction Agreement, holders of all outstanding options under the 1997 Plan and the 1998 Plan may elect to exercise their outstanding options under the 1997 Plan and the 1998 Plan during the period that commences on the date of the Transaction Agreement and ends on the date before the effective time of the Merger (the “Exercise Period”). If any such exercise relates to options that would become exercisable only at the effective time of the Merger (the “Effective Time”), such exercise will be contingent until, and will become effective only upon, the occurrence of the Effective Time. Any exercises made during the Exercise Period will be effective as of immediately prior to the Effective Time. Any shares issuable upon such exercise will be deemed for all purposes to be issued and outstanding immediately prior to the Effective Time and will have the right to receive $6.62 in cash, without interest, and 0.1064 ACI Shares (the “Merger Consideration”).

All Other Options and Stock Appreciation Rights.  Options that are outstanding as of immediately prior to the Effective Time under the Stock Incentive Plan, options that are outstanding as of immediately prior to the Effective Time under the 1997 Plan and 1998 Plan and are not exercised before the end of the Exercise Period, all other options to acquire shares of S1 Common Stock and all stock appreciation rights (SARs) will be terminated and canceled at the Effective Time. The holder of each stock option under the Stock Incentive Plan and each other vested option or SAR canceled in the manner described in the preceding sentence will, subject to any required tax withholding, be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of the “Blended Value” over the exercise price per share, if any, subject to such option or SAR, as applicable, and (ii) the total number of shares subject to such option or SAR, as applicable, as in effect immediately prior to the Effective Time. “Blended Value” means the sum of (1) $6.62 plus (2) an amount equal to the product (rounded to the nearest cent) of 0.1064 times the volume weighted average sales price per ACI Share for the ten consecutive days that ACI Shares have traded ending on and including the second clear trading day immediately prior to the Effective Time as reported on the Nasdaq Stock Market (the “Average Per Share Price”). If the consideration described above is zero or a negative number as of the Effective Time, the option or SAR will be canceled and no amount will be paid with respect to such option or SAR.

Restricted Stock (other than Transaction Restricted Stock) and Restricted Units.  Pursuant to, and as further described in, the Transaction Agreement, each outstanding vested share of restricted S1 Common Stock (other than the Transaction Restricted Stock described below), restricted stock unit and restricted cash unit will be treated as an outstanding fully vested share of S1 Common Stock and the holder thereof will have the right to receive the Merger Consideration therefor.

Transaction Restricted Stock.  The Company did not make certain grants of restricted stock in the Spring of 2011 because of then-ongoing discussions relating to strategic transactions. Accordingly, the Company is permitted under the terms of the Transaction Agreement to grant prior to the Merger an aggregate of 608,475 shares of restricted S1 Common Stock (the “Transaction Restricted Stock”) under the Stock Incentive Plan to certain employees, including the NEOs. The Transaction Restricted Stock will vest with respect to 25% of the award on each anniversary of the grant date such that the entire award will be vested on the fourth anniversary of the grant date. Awards will not be accelerated by reason of the Amended Exchange Offer or the Merger but will be subject to accelerated vesting if the NEO’s service is terminated by the Company or its successors or affiliates other than for “cause” prior to the first anniversary of the date of the closing of the Merger; or upon the occurrence of a “corporate

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transaction” (within the meaning of the Stock Incentive Plan) other than the Amended Exchange Offer and the Merger. The Transaction Restricted Stock award agreements will not be subject to any existing agreements between the Company and the award recipient.

Effective as of the closing of the Merger, the Stock Incentive Plan and the Transaction Restricted Stock award agreements will be amended to the extent necessary to conform to the terms of ACI’s 2005 Equity and Performance Incentive Plan to the extent not inconsistent with the preceding paragraph, provided that no amendments requiring stockholder approval will be made. As of the Effective Time, the shares of unvested Transaction Restricted Stock will be converted into a number of unvested restricted shares of ACI common stock equal to the number of unvested shares of Transaction Restricted Stock multiplied by a fraction, the numerator of which is the Blended Value, and the denominator of which is the Average Per Share Price. No fraction of a share of ACI common stock will be issued to represent any fractional share interest in ACI common stock, but in lieu thereof the recipient will receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the Average Per Share Price.

Performance Bonuses.  The Transaction Agreement provides that amounts earned under the Company’s 2011 bonus plan(s) with respect to the second half of 2011 will, in the aggregate, be not less than the aggregate amount of expenses recorded under the respective plan(s) for the first half of 2011, subject to all other terms of the bonus plan(s) and severance policies in effect on the date of the Transaction Agreement. The Company may make these payments at the time(s) contemplated by the respective plans.

Potential Payments on Termination or Change in Control.  The Transaction Agreement provides that prior to the closing of the Merger, S1 may offer to each of Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor amendments to their severance contracts which, subject to their agreement, would provide for increased severance payments (as described below) in exchange for agreeing to confidentiality, non-solicitation and non-competition covenants for time periods specified below on terms similar to those used under ACI’s standard change in control severance agreement. These contract amendments are subject to the approval of the applicable executive.

Johann Dreyer.  If Mr. Dreyer executes the amendment offered to him by the Company, he would be entitled to (i) payment of three times his annual base salary over a one-year period in place of the one-year annual base salary continuation described above and (ii) payment of three times the average annual bonus paid to Mr. Dreyer for the previous three calendar years instead of the payment of the average annual bonus described above. In exchange for these increased severance benefits, Mr. Dreyer would be subject to confidentiality, non-solicitation and non-competition covenants on terms similar to those used under ACI’s standard change in control severance agreement. The time periods for the non-solicitation and non-competition covenants shall extend for three years following Mr. Dreyer’s termination of employment.

Assuming that the closing of the Merger occurs on October 31, 2011, Mr. Dreyer experiences a qualifying termination of employment as of that date, and Mr. Dreyer did not accept the amendment described above, he would be entitled to receive approximately $598,121 in cash and benefits under the terms of his current agreement with the Company. If Mr. Dreyer accepted the amendment described above, he would be entitled to receive approximately $1,757,783 in cash and benefits. These amounts do not include the value of the accelerated vesting of restricted stock and option awards.

Paul Parrish and Jan Kruger.  If Messrs. Parrish and Kruger execute the amendments offered to them by the Company, each executive would each be entitled to (i) payment of two times his annual base salary over a one-year period in place of the one-year base salary continuation described above and (ii) payment of two times the average annual bonus paid to Messrs. Parrish or Kruger, respectively, for the previous three calendar years instead of the payment of the average annual bonus described above. In exchange for these increased severance benefits, Messrs. Parrish and Kruger would be subject to confidentiality, non-solicitation and non-competition covenants on terms similar to those used under ACI’s standard change in control severance agreement. The time periods for the non-solicitation and non-competition covenants shall extend for two years following Mr. Parrish’s or Mr. Kruger’s termination of employment.

Assuming that the closing of the Merger occurs on October 31, 2011, Messrs. Parrish and Kruger experience qualifying terminations of employment as of that date, and Messrs. Parrish and Kruger did not accept the

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amendments described above, Messrs. Parrish and Kruger would be entitled to receive approximately $380,228 and $524,379, respectively, in cash and benefits under the terms of the executive’s current agreement with the Company. If Messrs. Parrish and Kruger accepted the amendments described above, Messrs. Parrish and Kruger would be entitled to receive approximately $741,670 and $929,973, respectively, in cash and benefits. These amounts do not include the value of the accelerated vesting of restricted stock and option awards.

Pierre Naude and Francois van Schoor.  If Messrs. Naude and van Schoor execute the amendments offered to them by the Company, each executive would each be entitled to payment of two times his annual base salary over a one-year period in place of the one-year base salary continuation described above. In exchange for these increased severance benefits, Messrs. Naude and van Schoor would be subject to confidentiality, non-solicitation and non-competition covenants on terms similar to those used under ACI’s standard change in control severance agreement. The time periods for the non-solicitation and non-competition covenants shall extend for two years following Mr. Naude’s or Mr. van Schoor’s termination of employment.

Assuming that the closing of the Merger occurs on October 31, 2011, Messrs. Naude and van Schoor experience qualifying terminations of employment as of that date, and Messrs. Naude and van Schoor did not accept the amendment described above, Messrs. Naude and van Schoor would be entitled to receive approximately $268,786 each in cash and benefits under the terms of the executive’s current agreement with the Company. If Messrs. Naude and van Schoor accept the amendment described above, each would be entitled to receive approximately $518,786 in cash and benefits. These amounts do not include the value of the accelerated vesting of restricted stock and option awards.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2010, the Compensation Committee of the Board of Directors was composed of Mr. Ivester, who is the Chairman, and Messrs. Owens, Terino and Johnson. No member of the Compensation Committee was at any time an officer or employee of the Company or any subsidiary of the Company, nor did any member of the Compensation Committee serve on another board of any other entity with any officer during fiscal year 2010. No member of the Compensation Committee had any relationship during fiscal year 2010 that would require disclosure under Item 404 of Regulation S-K. There are no interlock relationships as defined in applicable SEC rules.

TRANSACTIONS WITH MANAGEMENT AND RELATED PARTIES

We recognize that related party transactions can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the Company’s best interests and the best interests of its stockholders. Our Code of Ethics, which is available in the Investor Relations section of our website, www.s1.com, provides that directors and employees must avoid potential or actual conflicts of interest, as well as even the appearance of such a conflict, and requires internal reporting of any potential conflict of interest, including potential related party transactions. Any potential related party transaction must be reported to our Chief Legal Officer and Internal Auditor and may be consummated or may continue only if the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party. In addition, the Company requires each of its directors and executive officers on an annual basis to complete a directors’ and officers’ questionnaire that elicits information about related party transactions (which include transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest). The Company annually reviews all transactions and relationships disclosed in the directors’ and officers’ questionnaires to determine if a reportable related party transaction exists and should be disclosed in our Annual Report on Form 10-K. In addition, the Company’s management reports potential and reported related party transactions to the Board of Directors for its review and consideration. A director may not participate in the approval or ratification of any transaction in which he is a related party, but must provide the board of directors with all material information concerning the transaction. As of the date hereof, the Company is not aware of any transactions between management and any related parties that would require disclosure under Item 404 of Regulation S-K.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership of our equity securities and to file subsequent reports when there are changes in their ownership. Based on a review of reports submitted to us, we believe that during the fiscal year ended December 31, 2010, all Section 16(a) filing requirements applicable to our directors, officers and more than 10% owners were complied with on a timely basis except that, for each of Messrs. Spiegel, Ivester, Terino and Johnson, Form 4s were filed on June 8, 2010 to report the following: upon the vesting of restricted stock on January 1, 2010 and April 1, 2010 that were granted on June 11, 2009, Messrs. Spiegel, Ivester, Terino and Johnson deferred the receipt of shares of common stock and received instead an equal number of shares of phantom stock pursuant to the Deferred Compensation Plan. As a result, Messrs. Spiegel, Ivester, Terino and Johnson were required to report the disposition of the shares of Common Stock in exchange for an equal number of shares of phantom stock.

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